CAESARS ENTERTAINMENT CORPORATION

CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

One Caesars Palace Drive

Las Vegas, NV 89109

June 26, 2013

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Caesars Entertainment Corporation

Caesars Entertainment Operating Company, Inc.

Registration Statement on Form S-4 (File Nos. 333-189090 and 333-189090-01)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Caesars Entertainment Corporation, a Delaware corporation (the “Company”), and Caesars Entertainment Operating Company, Inc., a Delaware corporation (together with the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to July 1, 2013 at 11:00 a.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, each of the Registrants represents and acknowledges that:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	2

If you have any questions regarding the foregoing, please contact Monica K. Thurmond (212-373-3055) or Brian Janson (212-373-3588) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

Caesars Entertainment Corporation

Caesars Entertainment Operating Company, Inc.

By:	/s/ Michael D. Cohen
Name:	Michael D. Cohen
Title:	Senior Vice President, Deputy General Counsel & Corporate Secretary

cc:	Monica K. Thurmond, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP